FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	"Syngenta and DuPont announce ownership change at GreenLeaf Genetics”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Syngenta Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323 media.relations@syngenta.com	Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

DuPont Media Office 10th & Market Streets Wilminton, DE United States Telephone: +1 302 774 4805 www.dupont.com	DuPont Media contact: Doyle Karr USA +1 515 270 3428 doyle.karr@bio1.dupont.com	DuPont Analyst/Investor contact: USA +1 302 774 4994

joint media release
Basel, Switzerland, and Wilmington, Del., USA, November 10, 2010

Syngenta and DuPont announce ownership change at GreenLeaf Genetics

•	Syngenta takes full ownership of former joint venture

•	Platform for licensing of Syngenta germplasm and traits

•	Enhanced offer for independent seed companies

Syngenta and DuPont today announced that Syngenta has assumed full ownership of GreenLeaf Genetics, LLC, effective November 8, 2010. The transaction dissolves a joint venture between Syngenta Seeds, Inc. and DuPont business Pioneer Hi-Bred. It enables Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

Davor Pisk, Chief Operating Officer, Syngenta Seeds said: “With full control of GreenLeaf Genetics, we will be able to move more quickly in broadening access to our rapidly expanding portfolio of innovative traits and germplasm. This new ownership structure underscores Syngenta’s commitment to helping independent seed companies provide a wide range of choices to growers.”

“Pioneer has valued the GreenLeaf Genetics joint venture for more than four years. GreenLeaf Genetics will continue to fulfill an important role in the seed industry by offering farmers choices in new and unique selection of corn and soybean products,” said Paul E. Schickler, President – Pioneer Hi-Bred. “Pioneer looks forward to a continued relationship with both GreenLeaf Genetics and Syngenta.”

GreenLeaf Genetics was originally launched by Syngenta in 2004 and became a joint venture with Pioneer in April 2006. It will now operate as a wholly owned subsidiary of Syngenta Seeds, Inc. Terms of the transaction were not disclosed.

About Syngenta
Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we

Syngenta and DuPont – November 10, 2010 / Page 1 of 2

help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

About Pioneer
Pioneer Hi-Bred (www.pioneer.com), a DuPont business headquartered in Des Moines, Iowa, is the world’s leading developer and supplier of advanced plant genetics, providing high-quality seeds to farmers in more than 90 countries. Pioneer provides agronomic support and services to help increase farmer productivity and profitability and strives to develop sustainable agricultural systems for people everywhere. Science with Service Delivering Success(™).

About DuPont
DuPont (www.dupont.com) is a science-based products and services company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 90 countries, DuPont offers a wide range of innovative products and services for markets including agriculture and food; building and construction; communications; and transportation.

About GreenLeaf Genetics, LLC
GreenLeaf Genetics, LLC, offers licenses for corn and soybean genetic material to foundation seed houses and seed companies and facilitates the licensing of biotech traits.

Cautionary Statement Regarding Forward-Looking Statements – Syngenta
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Forward-Looking Statements – DuPont
This news release contains forward-looking statements based on management's current expectations, estimates and projections.  All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements.  Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions.  These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions.  Many factors, including those discussed more fully elsewhere in this release and in documents filed with the Securities and Exchange Commission by DuPont, particularly its latest annual report on Form 10-K and quarterly report on Form 10-Q, as well as others, could cause results to differ materially from those stated.  These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; seasonality of sales of agricultural products; and severe weather events that cause business interruptions, including plant and power outages, or disruptions in supplier and customer operations. The company undertakes no duty to update any forward-looking statements as a result of future developments or new information.

Syngenta and DuPont – November 10, 2010 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	November 10, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration